Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended		Six months ended
	September 30,		September 30,
	2017	2016	2017	2016
Earnings
Consolidated income before provision for income taxes	$364	$307	$753	$702
Fixed Charges	218	179	423	349
Earnings	$582	$486	$1,176	$1,051
Fixed Charges
Interest expense	$218	$178	$422	$347
Interest portion of rental expense (1)	—	1	1	2
Total fixed charges	$218	$179	$423	$349
Ratio of earnings to fixed charges	2.67x	2.72x	2.78x	3.01x

(1)	One-third of all rental expense is deemed to be interest.